UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

root9B Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	20-0443575
(State of incorporation)	(I.R.S. Employer Identification No.)

102 N. Cascade Avenue, Suite 220, Colorado Springs, CO	80919
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ X ]
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]
Securities Act registration file number to which this form relates: _________________ (if applicable).
Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.
The following description is a general summary of the terms of the common stock of root9B Holdings, Inc. (the “Company”). The description below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s certificate of incorporation, as amended (the “Certificate”), and the Company’s bylaws (the “Bylaws”).

General

The Certificate provides the authority to issue 30,000,000 shares of common stock, par value $0.001 per share (“Common Stock”). Each share of Common Stock has the same relative rights and is identical in all respects to each other share of Common Stock.

Voting Rights

Holders of Common Stock are entitled to one vote per share on each matter properly submitted to stockholders for their vote, including the election of directors. Generally, in matters other than the election of directors and business combinations and other extraordinary transactions, the affirmative vote of the majority of shares present and entitled to vote on the subject matter constitutes the act of the stockholders. In all director elections, the vote standard will be a plurality of votes cast. Holders of Common Stock do not have the right to cumulate their votes for the election of directors. Business combinations and other extraordinary transactions, like an amendment to the Certificate, generally require the affirmative vote of the majority of shares outstanding.

Liquidation Rights

Holders of Common Stock and the holders of any class or series of stock entitled to participate with the holders of Common Stock as to the distribution of assets in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, if any, will become entitled to participate equally in the distribution of any of the Company’s assets remaining after the Company has paid, or provided for the payment of, all of its debts and liabilities and after it has paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which they are entitled.

Dividends

Holders of Common Stock and any class or series of stock entitled to participate with the holders of Common Stock, if any, are entitled to receive dividends declared by the Company’s board of directors (the “Board”) out of any assets legally available for distribution. The Board may declare dividends out of surplus, or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, only if the amount of capital is greater than or equal to the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The terms and conditions of other securities and debt instruments the Company issues, or debt facilities the Company enters into, may restrict its ability to pay dividends to holders of Common Stock. In addition, as a holding company, the Company’s main source of funds to pay dividends is distributions from its subsidiaries and, therefore, its ability to pay distributions is affected by the ability of the subsidiaries to pay dividends.

Holders of Common Stock have no preemptive or conversion rights for any shares that may be issued. The Common Stock is not subject to a sinking fund, are not subject to additional calls or assessments, and all shares of Common Stock currently outstanding are fully paid and non-assessable.

Transfer Agent. The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Anti-Takeover Effects of Provisions of the Certificate, the Bylaws, and Delaware Law

Some provisions of Delaware law, the Certificate, and the Bylaws contain provisions that could make it more difficult to acquire the Company by means of a tender offer, proxy contest or otherwise. These provisions, summarized below, are intended to encourage persons seeking to acquire control of the Company to first negotiate with the Board. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.

Undesignated Preferred Stock

The Board has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of the Company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Special Stockholders’ Meetings

The Bylaws provide that a special meeting of stockholders may be called only by the Board or officers instructed by the Board to do so. These provisions could have the effect of delaying any stockholder actions until the next annual stockholder meeting.

Amendment of Certain Provisions of the Organizational Documents

Any amendment to the Certificate must be approved by the Board and a majority of the outstanding shares of each class of shares entitled to vote thereon at a duly called annual or special meeting. The Bylaws may be amended by the affirmative vote of a majority of the Board present at a meeting at which a quorum is present or by unanimous written consent of the Board.

Business Combinations

The Company has not opted out of Section 203 of the Delaware General Corporation Law, an anti-takeover law, and is therefore subject to its provisions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock, referred to as an “interested stockholder” under Section 203, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

These and other provisions of Delaware law could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Common Stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Item 2. Exhibits.
Under the “Instructions as to Exhibits” section of Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered with The NASDAQ Stock Market LLC and the securities to be registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ROOT9B HOLDINGS, INC.

Date: December 20, 2016	By:	/s/ Dan Wachtler
Dan Wachtler

5